Filed by salesforce.com, inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2

of the Securities Exchange Act of 1934, as amended

Subject Company: MuleSoft, Inc.

(Commission File No. 001-38031)

The following communications are being filed in connection with the acquisition of MuleSoft, Inc. by salesforce.com, inc.

Employee FAQ

Who is MuleSoft?

MuleSoft provides one of the world’s leading platforms for building application networks that connect enterprise apps, data and devices across any cloud and on-premise.

Who are MuleSoft’s customers?

MuleSoft enables more than 1,200 customers—including Coca-Cola, Unilever, Barclays and Mount Sinai—to change and innovate faster, deliver differentiated customer experiences and increase operational efficiency.

How many employees does MuleSoft have? Where is the company based?

MuleSoft has approximately 1,200 employees. Its headquarters are in San Francisco, with additional offices in Amsterdam, Atlanta, Austin, Buenos Aires, Chicago, Cologne, Hong Kong, London, Melbourne, New York City, Paris, Pilar, Singapore, Stockholm, Sydney and Washington, D.C.

Why is Salesforce buying MuleSoft?

Companies of every size and every industry need to transform how they do business in the digital age—and that transformation starts and ends with the customer. Together, Salesforce and MuleSoft will accelerate our customers’ digital transformations, enabling them to unlock data across legacy systems, cloud apps and devices to make smarter, faster decisions and create highly differentiated, connected customer experiences.

How much is Salesforce paying for MuleSoft?

Please see our press release.

When will the transaction close?

The transaction is expected to close in the second quarter of Salesforce’s fiscal year 2019, ending July 31, 2018.

How will this transaction benefit Salesforce employees?

Acquisitions like MuleSoft are a core part of our strategy—they complement our organic innovation and bring smart new people to Salesforce. MuleSoft has a world-class leadership team and talented employees.

Together, Salesforce and MuleSoft will accelerate our customers’ digital transformations, enabling them to unlock data across their legacy systems, cloud apps and devices to create highly differentiated, connected experiences at every touchpoint.

There is close cultural alignment between our two companies. We both operate with a strong set of core values and a relentless focus on customer success.

What should I be doing now?

We just announced we’ve entered into an agreement to acquire MuleSoft. The transaction has not yet closed, and for now, it’s business as usual. Stay focused on executing against your V2MOM. We’ll have more details to share regarding integration upon the close of the transaction.

Will we merge their teams into ours?

The management teams for both companies are actively working through these decisions together and we will provide more information as soon as we can.

Can I post about this on social media?

Please refrain from posting original content or commentary about this on social media. Also refrain from liking, commenting on, reposting, retweeting or sharing media reports or news about the transaction. This is important. Communication from Salesforce (including its employees) about the transaction is regulated by securities laws. As a result, it must be pre-approved by the Salesforce legal team and may need to be publicly filed. If you have any questions or have concerns, please contact Gina Sheibley.

You may retweet the approved tweet below by the @Salesforce handle.

Approved Retweet: Salesforce signs definitive agreement to acquire @MuleSoft! Important: http://investor.salesforce.com/about-us/Exchange-Offer-Legend

Can I trade Salesforce stock or MuleSoft stock between sign and close?

Salesforce employees should exercise extreme caution and consult with Salesforce legal if trading in MuleSoft or Salesforce securities. Any Salesforce employees to whom the transaction was disclosed prior to its public announcement and had access to material nonpublic information regarding MuleSoft should continue to not trade in MuleSoft or Salesforce securities. This group of people would include those with access to financial models, projections and similar information relating to MuleSoft. Individuals who participated in limited aspects of the diligence of MuleSoft or employees who were not in the disclosed group prior to the announcement of the transaction might not be restricted from trading. If you have any questions, please contact Alex Haskell ([email]).

Where can I get more information/answers to questions?

If you have questions or want more information, please refer to the post within the Breaking News Chatter group.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that salesforce.com, inc. (the “Company”), its acquisition subsidiary and MuleSoft, Inc. (“MuleSoft”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, the Company and its acquisition subsidiary will file a tender offer statement on Schedule TO, the Company will file a registration statement on Form S-4 and MuleSoft will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. MULESOFT STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF MULESOFT SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all MuleSoft stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge under the Financials heading of the Investor Relations section of the Company’s website at www.salesforce.com/investor or by contacting the Company’s Investor Relations department at investor@salesforce.com.

In addition to the Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, the Company and MuleSoft file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by the Company and MuleSoft at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company’s and MuleSoft’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information related to the Company, MuleSoft and the acquisition of MuleSoft by the Company that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of MuleSoft’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected, in a timely manner or at all; the Company’s ability to successfully integrate MuleSoft’s operations; the Company’s ability to implement its plans, forecasts and other expectations with respect to MuleSoft’s business after the completion of the transaction and realize expected synergies; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation or regulatory actions related to the proposed transaction; the pace of change and innovation in enterprise cloud computing services; the competitive nature of the market in which the Company participates; the Company’s service performance and security, including the resources and costs required to prevent, detect and remediate potential security breaches; the expenses associated with new data centers and third-party infrastructure providers; additional data center capacity; the Company’s ability to protect its intellectual property rights and develop its brands; dependency on the development and maintenance of the infrastructure of the Internet; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; the uncertainties inherent in research and development; competitive developments and climate change.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports filed on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov<http://www.sec.gov>. These documents are available under the Financials heading of the Investor Relations section of the Company’s website at www.salesforce.com/investor.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.